EXHIBIT 4.1

DESCRIPTION OF SECURITIES

The following description of capital stock summarizes certain provisions of our Third Restated Articles of Incorporation (the “Articles of Incorporation”) and our First Restated By-Laws (the “Bylaws”). The description is intended as a summary, and is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws.

Authorized Capital Stock

Our authorized capital stock consists of 150,000,000 shares of Common stock and 10,0000,000 shares of preferred stock, par value $0.01 per share. There were 108,438,984 shares of common stock, 750,000 shares of Series B preferred stock and 177,904 shares of Series C preferred stock outstanding as of November 5, 2024.

Provisions of Note in Articles of Incorporation and Bylaws

Our Articles of Incorporation includes a forum selection provision designating the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or shareholder of the Company to the Company or the Company’s shareholders; (c) any action asserting a claim arising pursuant to any provision of the Montana Business Corporation Act (the “MBCA”), the Articles of Incorporation, or the Bylaws (as either may be amended or restated) or as to which the MBCA confers jurisdiction on the State of Montana District Court of Lake and Sanders Counties; or (d) any action asserting a claim governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of this section is filed in a court other than a court located within the State of Montana (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to: (i) the personal jurisdiction of the state and federal courts located within the State of Montana in connection with any action brought in any such court to enforce this section (an “Enforcement Action”); and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted this provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company.

The following is a description of the Articles of Incorporation and Bylaws and reflects the terms of the Company’s authorized capital stock.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Authorized but Unissued Capital Stock

We have authorized but unissued shares of preferred stock and common stock, and our Board of Directors may authorize the issuance of one or more series of preferred stock without stockholder approval. These shares could be used by our Board of Directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Limits on Stockholders’ ability to Call a Special Meeting

Our Bylaws provide that special meetings of the stockholders may be called only by (i) the Board of Directors or (ii) by the Chairman of the Board of Directors or Secretary of the Company upon the written request of one or more persons that own shares representing at least 25% of the voting power of the stock entitled to vote on the matter or matters to be brought before the proposed special meeting. This may delay the ability of our stockholders to force consideration of a proposal or for holders controlling less than 25% of our capital stock to take any action, including the removal of directors.

Common Stock

Voting Rights

Each holder of the Company’s Common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Holders of Common stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors payable from earnings and profits of the corporation, as detailed in the Company’s Articles of Incorporation and the Bylaws. The Company currently does not anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company. Holders of our preferred stock are entitled to a liquidation preference that is senior to holders of the Common stock, and therefore would receive dividends and liquidation assets prior to the holders of the Common stock.

Preferred Stock

Subject to amounts of outstanding preferred stock, additional shares of our preferred stock may be divided into and issued in one or more additional series. Our board of directors is authorized to divide the authorized but unissued shares of preferred stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. Our board of directors is authorized, within the limitations prescribed by law and our Articles of Incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock.

The following is a description of our outstanding series of preferred stock (there are no shares of Series A or Series D preferred stock outstanding):

Series B Preferred Stock

In 1993, the Board established a Series B preferred stock, consisting of 750,000 shares. The Series B preferred stock has preference over the Company’s common stock and Series A preferred stock (none of which are outstanding); has no voting rights (absent default in payment of declared dividends); and is entitled to cumulative dividends of $0.01 per share per year, payable if and when declared by the Board of Directors. During each of the years ended December 31, 2023 and 2022, the Company recognized $7,500 in Series B preferred stock dividend. In the event of dissolution or liquidation of the Company, the preferential amount payable to Series B preferred stockholders is $1.00 per share plus dividends in arrears. No dividends have been declared or paid with respect to the Series B preferred stock. The Series B Preferred stock is no longer convertible to shares of the Company’s common stock. At December 31, 2023 and 2022, cumulative dividends in arrears on the outstanding Series B shares were $217,500 and $210,000, respectively and the aggregate Series B liquidation preference at December 31, 2023 and 2022 were $967,500 and $960,000, respectively.

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Series C Preferred Stock

In 2000, the Board established a Series C preferred stock. The Series C preferred stock has preference over the Company’s common stock and has voting rights equal to that number of shares outstanding, but no conversion or dividend rights. In the event of dissolution or liquidation of the Company, the preferential amount payable to Series C preferred stockholders is $0.55 per share.

We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the State of Montana for a more complete description of the rights and liabilities of holders of our securities.

Warrants

On July 23, 2020, we entered into a Securities Purchase Agreement with certain investors, pursuant to which we sold units consisting of one share of common stock and one warrant to purchase one share of common stock. Such warrants were issued on July 27, 2020. Each warrant has an exercise price of $0.46 per share, is exercisable six months following issuance and has a term of five and one-half years following issuance. As of November 5, 2024, warrants to purchase 2,285,715 shares of common stock remain outstanding.

On July 27, 2020, we issued warrants to purchase shares of common stock to Roth Capital Partners, LLC as partial compensation for services rendered in connection with the July 2020 unit offering. Each warrant has an exercise price of $0.46 per share, is exercisable six months following issuance and has a term of five and one-half years following issuance. As of November 5, 2024, warrants to purchase 804,000 shares of common stock remain outstanding.

On February 1, 2021, we entered into a Securities Purchase Agreement with certain investors, pursuant to which we sold shares of common stock in a registered direct offering and unregistered warrants to purchase shares of common stock in a concurrent private placement.  Such warrants were issued on February 3, 2021. Each warrant has an exercise price of $0.85 per share, is exercisable six months following issuance and has a term of five and one-half years following issuance. As of November 5, 2024, warrants to purchase 7,650,000 shares of common stock remain outstanding.

On February 3, 2021, we issued warrants to purchase shares of common stock to Roth Capital Partners, LLC as partial compensation for services rendered in connection with the February 2021 offerings. Each warrant has an exercise price of $0.85 per share, is exercisable six months following issuance and has a term of five years following issuance. As of November 5, 2024, warrants to purchase 1,606,500 shares of common stock remain outstanding.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Direct Transfer, LLC, Issuer Direct Corporation, One Glenwood Avenue, Suite 1001, Raleigh, North Carolina 27603.

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